SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  04 March 2004


                              LLOYDS TSB GROUP plc
                 (Translation of registrant's name into English)


                                    5th Floor
                                25 Gresham Street
                                     London
                                    EC2V 7HN
                                 United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 04 March 2004 re: Directorate Change




36/04                                                            4 March 2004


LLOYDS TSB GROUP BOARD CHANGES


The board is pleased to announce that Helen Weir has been appointed Group Finance Director of Lloyds TSB Group plc from 26 April 2004. Helen was, until recently, the Group Finance Director of Kingfisher plc.

Maarten van den Bergh, Chairman of Lloyds TSB Group plc, said: "Helen has extensive strategic and operational experience as finance director of a large retail business. She brings us both excellent technical financial skills and considerable operational experience."

Eric Daniels, Group Chief Executive, said: "Helen has tremendous personal and professional strengths with an excellent track record as a highly effective finance director. With her grasp of customer issues in competitive markets, she will make a significant contribution to the executive team."

It is also announced that Lord Selborne will be retiring from the board at the annual general meeting on 21 May 2004, having served as a director of Lloyds Bank and subsequently Lloyds TSB Group since 1994.


                                    - ends -


Notes:

1. Brief biographical details about Mrs Weir are attached.

2. To comply with paragraph 16.4 of the UK Listing Authority listing rules the company confirms that:

        i) Mrs Weir is also a director of The City of London Investment Trust plc and a former director of Castorama Dubois Investissements SCA, Hornbach Holding AG and QA plc; and

        ii) there are no matters required by paragraphs 6.F.2 (b) to (g) of the listing rules to be disclosed regarding her.


Biographical Details:

  - Appointed to the Kingfisher Board as Group Finance Director in October 2000.
  - Finance Director at B&Q from August 1997.
  - Joined B&Q in 1995 and previously held a senior position at McKinsey & Co.
  - She began her career with Unilever plc.
  - Professional qualifications:
    Stanford Graduate School of Business: MBA degree
    Oxford University MA Hons: Mathematics first class degree
    Chartered Institute of Management Accountants



For further information:

Investor Relations                                +44 (0) 20 7356 2167
Michael Oliver
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

Ian Gordon                                       +44 (0) 20 7356 1264
Senior Manager, Investor Relations
E-mail: ian.gordon@ltsb-finance.co.uk

Media                                            +44 (0) 20 7356 2078
Terrence Collis
Director of Group Corporate Communications
E-mail: terrence.collis@lloydstsb.co.uk

Mary Walsh                                       +44 (0) 20 7356 2121
Head of Media Relations
E-mail: mary.walsh@lloydstsb.co.uk



FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)

                                    By:       M D Oliver
                                    Name:     M D Oliver
                                    Title:    Director of Investor Relations

Date: 04 March 2004